787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 28, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,207

Dear Ms. Cole:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,207 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares iBonds Dec 2020 Corporate ETF (the “Fund”), a series of the Trust.

The comments were provided in a telephone conversation on November 3, 2014. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter. The responses below have been provided to us by officers of the Trust.

Comment 1: Please confirm that Acquired Fund Fees and Expenses does not need to be included as a line item in the fee table of the prospectus.

Response: The Trust respectfully submits that the Fund currently does not anticipate incurring Acquired Fund Fees and Expenses (“AFFE”) in excess of 0.01% of the average net assets of the Fund during its first year of operations. If, at a later date, it is determined that the Fund will incur AFFE, the Trust will update the Fees and Expenses table in the Prospectus accordingly.

Comment 2: Please confirm that the applicable exemptive relief for the Fund is consistent with the Fund’s investment strategy of investing “in the securities of one or more Underlying Funds that themselves seek investment results corresponding to their own underlying indexes.”

Response: The Fund’s Prospectus filed as part of Post-Effective Amendment No. 1,207 to the Trust’s Registration Statement disclosed that the Fund may, in the future, invest in the securities of one or more Underlying Funds in seeking to achieve its investment objective as an alternative to making direct investments in the securities comprising the Underlying Index. Because the Fund does not currently anticipate utilizing this investment strategy, the Fund has removed this disclosure from the Prospectus.

In response to the Staff’s comment, the Fund confirms that it is permitted to seek its investment objective by investing in underlying funds pursuant to the Trust’s ETF exemptive relief consistent with a fund-of-funds no-action letter issued to the Trust.1

****

The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc:	Ed Baer

Katherine Drury

Michael Gung

Seong Kim

[1]	See iShares Trust, et. al., SEC No-Action Letter (Oct. 22, 2008).